UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

(Amendment No. 7)

INFORMATION TO BE IN INCLUDED IN STATEMENTS FILED PURSUANT

TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

RULE 13d-2(a)

rVue Holdings, Inc.

(Name of Issuer)

COMMON STOCK, PAR VALUE $0.001 PER SHARE

(Title of Class of Securities)

74975J 104

(CUSIP Number)

Robert W. Roche

c/o rVue Holdings, Inc.

17W220 22nd Street, Suite #200

Oakbrook Terrace, Illinois 60181

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

August 8, 2016

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box       .

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 74975J 104	13D

1.	NAMES OF REPORTING PERSONS Acorn Composite Corporation
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) .
(b) X .
3.	SEC USE ONLY
4.	SOURCE OF FUNDS* BK
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) .
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Nevada
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER - 0 -
	8.	SHARED VOTING POWER 142,086,532 (See Item 5)
	9.	SOLE DISPOSITIVE POWER - 0 -
	10.	SHARED DISPOSITIVE POWER 142,086,532 (See Item 5)
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 142,086,532 (See Item 5)
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* .
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 50.0% (See Item 5)
14.	TYPE OF REPORTING PERSON* CO

CUSIP No. 74975J 104	13D

1.	NAMES OF REPORTING PERSONS Robert W. Roche
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) .
(b) X .
3.	SEC USE ONLY
4.	SOURCE OF FUNDS* OO
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) .
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 366,666 (See Item 5)
	8.	SHARED VOTING POWER 142,086,532 (See Item 5)
	9.	SOLE DISPOSITIVE POWER 366,666 (See Item 5)
	10.	SHARED DISPOSITIVE POWER 142,086,532 (See Item 5)
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 142,453,198 (See Item 5)
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* .
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 50.1% (See Item 5)
14.	TYPE OF REPORTING PERSON* IN

This Amendment No. 7 to Schedule 13D (“Amendment No. 6”) relates to the common stock, par value $0.001 per share (the “Common Stock”), of rVue Holdings, Inc., a Nevada corporation (the “Company” or the “Registrant”). This Amendment No. 7 is being filed jointly by Acorn Composite Corporation (“Acorn”) and Robert W. Roche (together, the “Reporting Persons”) to amend and restate the Items set forth below of the Reporting Persons’ Schedule 13D previously filed with the Securities and Exchange Commission (the “SEC”) on October 25, 2012, as amended by Amendment No. 1 thereto as previously filed with the SEC on November 26, 2013, as amended by Amendment No. 2 thereto as previously filed with the SEC on February 11, 2016, as amended by Amendment No. 3 thereto as previously filed with the SEC on April 11, 2016, as amended by Amendment No. 4 thereto as previously filed with the SEC on June 3, 2016, as amended by Amendment No. 5 thereto as previously filed with the SEC on June 21, 2016 and as amended by Amendment No. 6 thereto as previously filed with the SEC on July 26, 2016 (as so amended, the “Schedule 13D”). Except as provided herein, this Amendment No. 7 does not modify any of the information previously reported on the Schedule 13D.

Item 1. Security and Issuer.

Item 1 of the Schedule 13D is amended and restated as follows:

This Amendment No. 7 relates to the Common Stock of the Company. The principal executive office of the Company is located at 17W220 22nd Street, Suite #200, Oakbrook Terrace, IL 60181.

Item 2. Identity and Background.

Item 2 of the Schedule 13D is amended and restated as follows:

(a) This Amendment No. 7 is being filed by Acorn Composite Corp. and Robert W. Roche. Mr. Roche is the sole owner of Acorn Composite Corp. and therefore may be deemed to have voting and dispositive power over securities owned by Acorn.

(b) The principal business address of each of the Reporting Persons is:

Acorn Composite Corporation

5605 Riggins Court, Second Floor

Reno, NV 89502

Robert W. Roche

c/o rVue Holdings, Inc.

17W220 22nd Street, Suite #200

Oakbrook Terrace, IL 60181

(c) Robert W. Roche is the founder and Chairman of Oak Lawn Marketing (OLM), one of the largest and most recognized direct marketing businesses in Japan, with a principal business address of NHK Nagoya Broadcasting Center Bldg. 14F, 1-13-3 Higashi Sakura, Higashi-ku, Nagoya, Japan 461-0005. Mr. Roche is also founder and Executive Chairman of Acorn International, Inc., a direct marketing company operating in China and listed on the New York Stock Exchange, with a principal business address of 18/F, 20th Building, No. 487 Tianlin Road, Shanghai, China 200233.

(d) The Reporting Persons have not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) The Reporting Persons have not, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) The State of Incorporation or Citizenship of each of the Reporting Persons is Nevada (Acorn Composite Corporation) and United States of America (Robert W. Roche).

Item 3. Source and Amount of Funds or Other Consideration.

Item 3 of the Schedule 13D is amended and restated as follows:

On January 26, 2016, the Registrant and Acorn entered into a subscription agreement (the “Subscription Agreement”), pursuant to which Acorn has purchased 90,145,940 shares of the Registrant’s Common Stock. In consideration for such Common Stock, Acorn has paid an aggregate of $1,143,913.03, from cash on hand.  Within the 60 days preceding the date of this Amendment No. 7, Acorn purchased a total of 20,769,231 shares of Common Stock, as follows:

Transaction Date	Number of Shares	Price per Share	Total Price
August 8, 2016	6,923,077	$0.013*	$90,000.00
July 11, 2016	5,384,615	$0.013*	$70,000.00**
June 27, 2016	1,538,462	$0.013*	$20,000.00**
June 13, 2016	6,923,077	$0.013*	$90,000.00

* “Regular Purchase” pursuant to the Subscription Agreement.

** A portion of the July “Regular Purchase” was made available to the Registrant early, on June 27, 2016, by agreement of the Registrant and Acorn.

Item 4. Purpose of Transaction.

Item 4 of the Schedule 13D is amended and restated as follows:

The Reporting Persons acquired the Common Stock based on their belief that such an investment represented an attractive investment opportunity and pursuant to the terms of the Subscription Agreement. The Reporting Persons may purchase additional securities, if the Reporting Persons deem that such a transaction represents an attractive investment opportunity, or may similarly dispose of such securities to meet their investment objectives.

Item 5. Interest in Securities of the Issuer.

Item 5 of the Schedule 13D is amended and restated as follows:

(a) The aggregate number and percentage of the Common Stock that may be deemed beneficially owned by the Reporting Persons, based on 278,354,557 shares of Common Stock issued and outstanding, is:

Acorn Composite Corporation – 50.0%

Robert W. Roche – 50.1%

(b) The number of shares of Common Stock over which the Reporting Persons have the power to vote and the power to dispose is as follows:

Acorn Composite Corporation

1. Sole power to vote or to direct vote: - 0 -

2. Shared power to vote or to direct vote: 142,086,532 (1)

3. Sole power to dispose or to direct the disposition: - 0 -

4. Shared power to dispose or to direct the disposition: 142,086,532 (1)

Robert W. Roche

1. Sole power to vote or to direct vote: 366,666 (2)

2. Shared power to vote or to direct vote: 142,086,532 (1) (3)

3. Sole power to dispose or to direct the disposition: 366,666 (2)

4. Shared power to dispose or to direct the disposition: 142,086,532 (1) (3)

(1) This figure includes 136,253,199  shares of Common Stock that are owned by Acorn and 5,833,333 shares of Common Stock issuable upon the exercise of warrants that are exercisable within 60 days that are owned by Acorn.

(2) This figure includes 200,000 shares of Common Stock issuable upon exercise of options that are exercisable within 60 days and 166,666 shares of Common Stock that are owned by Mr. Roche.

(3) This figure does not include 16,382,217 shares of Common Stock that are owned by iVue Holdings LLC (“iVue Holdings”) and 1,625,000 shares of Common Stock issuable upon the exercise of warrants that are exercisable within 60 days that are owned by iVue Holdings. Although Mr. Roche is the grantor of the trust that owns the majority member of iVue Holdings, he disclaims any beneficial ownership of such securities, as he does not have voting and/or dispositive power over such securities.

(c) Except as described in Item 3 and 4 of this Statement, there have been no transactions effected with respect to the Common Stock held by the Reporting Persons within the past 60 days of the date hereof by the Reporting Persons.

(d) No person(s) other than the Reporting Persons is known to have the right to receive or the power to direct the receipt of dividends from, or proceeds from the sale of, the shares of Common Stock beneficially owned by the Reporting Person.

(e) Not applicable.

Item 7. Material to be Filed as Exhibits.

Exhibit	Description

Exhibit 1	Subscription Agreement dated as of January 26, 2016 by and between rVue Holdings, Inc. and Acorn Composite Corporation (previously filed)

Exhibit 2	Joint Filing Agreement (previously filed)

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: August 10, 2016

Acorn Composite Corporation

By:	/s/ Robert W. Roche
Name:	Robert W. Roche
Title:	President

/s/ Robert W. Roche
Robert W. Roche